SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 20, 2013

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE

Release Time:
IMMEDIATE

Date:
20 August 2013

Number:
20/13

US$2.6 BILLION INVESTMENT IN JANSEN POTASH PROJECT

BHP Billiton is investing US$2.6 billion to finish the excavation and lining of the Jansen Potash project production and service shafts, and to continue the installation of essential surface infrastructure and utilities. This investment will be spread over a number of years, with completion of both shafts expected during the 2016 calendar year, while the associated works program will extend into the 2017 calendar year.

The longer term outlook for potash, a fertiliser that improves the yield and quality of agricultural production, is strong. As the world’s population grows and incomes in emerging economies improve, agricultural demand is expected to rise. This will increase the need for potash and require the construction of new mines. Our projections assume a shift away from the current marketing dynamic and we believe the potash price will ultimately reflect the cost of adding new supply.

Jansen is the world’s best undeveloped potash resource and is capable of supporting a mine with annual capacity of ten million tonnes for more than 50 years. With economies of scale and the use of modern mining techniques, Jansen is likely to be one of the lowest cost sources of supply once fully developed. The successful excavation and lining of both shafts will substantially reduce development risk and allow the company to time first production to meet growth in market demand.

BHP Billiton Chief Executive Officer, Andrew Mackenzie, said: “Annual investment at Jansen of approximately $800 million will form an important part of the Group’s capital and exploration budget, which will decline to approximately US$16 billion this year. Continued development of the shafts reflects our confidence in the quality of our 5.3 billion tonne measured resource and the compelling long term fundamentals of the potash industry.

“Investment at Jansen is creating a valuable asset and we will continue to pursue a development path that maximises returns for shareholders. In time, this may include the introduction of one or more partners, consistent with our approach for other major operations.”

BHP Billiton Petroleum and Potash President, Tim Cutt said: “Potash and Jansen represent a significant opportunity for BHP Billiton. Saskatchewan, with its attractive geology and stable political and fiscal environment, is the best place in the world to develop a potash business. Our construction activities are going well and we have successfully introduced specialised boring machines that reduce the development timeframe and safety risk associated with construction of the shafts. This technology has been in operation for several months and we are very pleased with the results.”

BHP Billiton has also increased the in situ Mineral Resource tonnage estimate for Jansen, which incorporates: additional freehold mineral rights that have been acquired; advanced data analysis and improved estimation methods; and the inclusion of additional Inferred Resource within the granted mining lease. Resource confidence has also increased and we have converted significant tonnages of Indicated Resources to Measured Resources. Consequently, the updated resource estimate for Jansen increases to 5,328 million tonnes Measured Resource @ 25.7% K2O, 7.1% insolubles and 0.07% MgO and 1,288 million tonnes Inferred Resource @ 25.7% K2O, 7.1% insolubles and 0.07%MgO.

The Jansen Potash project is 100 per cent owned by BHP Billiton and is located 140 kilometres from Saskatoon, Canada. Today’s approval will take the Company’s total commitment to Jansen to approximately US$3.8 billion.

Competent Persons – J.McElroy (MAusIMM) BHP Billiton, B.Nemeth (MAusIMM) BHP Billiton

BHP Billiton has 100% equity.

%K2O – potassium oxide, Insolubles – insoluble content, MgO – magnesium oxide. %MgO is generally used as a measure of carnallite (KCl.MgCl2.6H2O) content where % carnallite equivalent = %MgO x 6.8918. However, in the above statement the main source of the stated MgO content is the dolomite fraction of the insoluble material. Areas of known geological anomalies, carnallitite (which comprises carnallite, halite and minor associated insolubles) and privately owned mineral tenure, not yet acquired, have been removed from the estimate.

The Mineral Resource is stated for the Lower Patience Lake potash unit. All material between the top “406” clay seam and base “402” clay seam has been included and no cut-off grade has been applied. No further modifying or mining extraction factors have been applied to the Mineral Resource.

Competent Person’s Statement

The statement of Mineral Resource being presented is based on information compiled by the above named Competent Persons and relates to Mineral Resource estimates as at 30 June 2013. Competent Persons are full time employees of BHP Billiton, have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity they are undertaking to qualify as a Competent Person as defined in the JORC Code 2004. All Competent Persons are members of the Australian Institute of Mining & Metallurgy (AusIMM). The Competent Persons consent to the inclusion in this report of the matters based on their information in the form and context in which it appears.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations

Australia
Emily Perry
Tel: +61 3 9609 2800
Mobile: +61 477 325 803
email: Emily.Perry@bhpbilliton.com

Fiona Hadley
Tel: +61 3 9609 2211
Mobile: +61 427 777 908
email: Fiona.Hadley@bhpbilliton.com

Eleanor Nichols
Tel: +61 3 9609 2360
Mobile: +61 407 064 748
email: Eleanor.Nichols@bhpbilliton.com

United Kingdom
Ruban Yogarajah
Tel: +44 20 7802 4033
Mobile: +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Jennifer White
Tel: +44 20 7802 7462
Mobile: +44 7827 253 764
email: Jennifer.White@bhpbilliton.com

Americas
Jaryl Strong
Tel: +1 713 499 5548
Mobile: +1 281 222 6627
email: Jaryl.Strong@bhpbilliton.com

Investor Relations

Australia
James Agar
Tel: +61 3 9609 2222
Mobile: +61 467 807 064
email: James.Agar@bhpbilliton.com

Andrew Gunn
Tel: +61 3 9609 3575
Mobile: +61 402 087 354
email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa
Tara Dines
Tel : +44 20 7802 7113
Mobile : +44 7825 342 232
Email : Tara.Dines@bhpbilliton.com

Americas
James Agar
Tel: +61 3 9609 2222
Mobile: +61 467 807 064
email: James.Agar@bhpbilliton.com

Matt Chism
Tel: +1 71 359 96158
Mobile: +1 281 782 2238
email: Matt.E.Chism@bhpbilliton.com

BHP Billiton Limited
ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc
Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : August 20, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary